Exhibit 4.3

MorphoSys US Inc. ■ 100 Overlook Center Suite #2109 ■ Princeton, NJ  08540

September 6, 2018

James Hussey
15 Mulberry Drive
Hawthorn Woods, IL  60047

Re: Offer of Employment

Dear James,
On behalf of MorphoSys US Inc. (the “Company”), we are pleased to offer you a part-time position as Special Advisor to the Chairman. Your employment is subject to the terms and conditions set forth in this letter and to all of the Company’s applicable employment and other policies in effect from time to time, including the Company’s employee handbook.
1.	Start Date. Your employment will start on September 10, 2018 or on such other date as you and the Company mutually agree (“Start Date”).
2.
Position.  In your position as Special Advisor to the Chairman, you will report to the Chairman of MorphoSys US Inc. (“Supervisor”). During your employment, you will be expected to comply with all instructions and directions given to you by the Supervisor and his designees, as appointed by the Supervisor in writing from time to time, all applicable laws and regulations, and the Company’s internal guidelines and policies in effect from time to time.  Your employment is part-time (70%), and unless otherwise instructed by the Supervisor, you may determine your work time at your discretion.  During your work time, you agree to devote your best efforts to the performance of your duties in furtherance of the Company’s business.  A copy of your job description is attached as Exhibit A, as the same may be changed by the Company from time to time.

3.	Compensation. In consideration of your services, your compensation will be as follows:
a.	Base Salary. Your annual base salary will be $370,000.00 (“Base Salary”), payable in 24 equal semi-monthly installments in accordance with the Company’s standard payroll schedule.
b.
Annual Bonus.  You will be eligible for a target annual bonus of 50% of your Base Salary for 100% achievement of your agreed upon targets (“Annual Bonus”).   If you do not reach 100% of your targets, you will be eligible for a prorated amount of the Annual Bonus.  Your targets will be agreed upon by you and the Company for each business year by January 31 of the applicable business year.  However, for the 2018 business year, your targets will be established within four (4) weeks of your Start Date.  If you are eligible for an Annual Bonus as to any business year during your employment, such Annual Bonus shall be payable on or prior to March 15 of the following business year. For partial years of employment, you will be eligible for a prorated bonus amount.

c.	Initial Equity Grant. On or as soon as practicable following your Start Date, but no later than thirty (30) business days thereafter, including – if applicable – following registration under the Securities Act of 1933 (the “Grant Date”), MorphoSys AG (the “Parent Company”) shall grant you equity in the form of Parent Company (“MOR”) ordinary shares, stemming from treasury shares held by Parent Company (the “Shares”), in accordance with the terms and conditions set forth herein.  Parent Company shall make such equity grant to you with an overall value of $370,000.00 (the “Initial Equity Grant”), with the number of Shares to be granted determined by dividing $370,000.00 by the average closing price of MOR Shares as quoted in Xetra on the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse, FWB) on the thirty (30) trading days prior to the Start Date and rounding down to the nearest whole Share.  The Initial Equity Grant will be subject to a monthly vesting schedule, with 100% of the Shares fully vesting on the first anniversary of the Grant Date, provided that you are still employed with the Company on the respective vesting dates.  The Initial Equity Grant and each vesting of such grant shall be subject in all respects to applicable U.S. securities laws. For purposes of clarity, you shall have no claim or right to shares that have not vested as of the date of your termination from employment.

d.
Long-Term Incentive Program.  You will be eligible to participate in a long-term incentive compensation (“LTIC”) program with an annual grant value of $210,000.00 (the “LTIC Award”).   The Company, in its sole and unilateral discretion, may elect to pay greater LTIC in any year, based on the Company’s annual, financial and operating performance and any other factors that the Company may deem appropriate.  The Company is currently working to establish the LTIC program. Payment, vesting scheduling, and all other terms of such incentive award shall be subject to the applicable LTIC program as in effect from time to time.

e.
Clawback Provisions.  Any amounts payable under this offer letter are subject to any policy (whether in existence as of the date of this letter or later adopted) established by the Company providing for clawback or recovery of amounts that were paid to you. The Company will make any determination for clawback or recovery in its sole discretion and in accordance with any applicable law or regulation.

f.
Withholdings.  All compensation you receive from the Company will be less applicable taxes and payroll deductions and payable in accordance with the Company’s standard payroll practices as in effect from time to time.  The compensation is subject to any applicable law, rule and regulation.

4.
Benefits.  At this time, the Company does not participate in any benefit plans but fully intends to establish at least industry-standard benefit programs including medical insurance, dental and vision plans, 401(k) retirement, short-term and long-term disability, and group life insurance. You will be eligible to participate in any benefit plans and programs that the Company may make available to similarly situated employees on the terms and conditions offered to such employees.  Eligibility and participation in any such plans will be governed by the applicable documents governing each such plan.

5.
Paid Time Off. In addition to Company recognized public holidays, you will be entitled to fourteen (14) days of paid time off per year pursuant to the Company’s policies as may be in effect from time to time. These days will be prorated in any partial year of employment.

6.
Work Authorization.  Federal law requires the Company to document an employee’s authorization to work in the United States. To comply, the Company must have a completed I-9 Form for you within (3) three business days of your start date. You agree to provide the Company with the necessary documents required by the I-9 Form to confirm that you are authorized to work in the United States. The form I-9 will be provided to you along with all other documents on the date of your hire.

7.
Restrictive Covenants.  By signing this letter, you represent and acknowledge that (i) you are not subject to any employment agreement or any other agreement that would preclude the Company from offering this position to you or from you accepting this position and joining our organization; and (ii) you will not be asked or required to disclose to us or utilize any confidential or proprietary information from your prior places of employment and you understand that you must not do so.

8.
Confidentiality.  As a condition to employment, on or prior to the commencement of your employment, you must sign a confidentiality, agreement, requiring you to maintain the confidentiality of the Company’s trade secret and confidential information and to adhere to certain other restrictive covenants and obligations concerning the Company’s proprietary information, including non-competition, non-solicitation of employees and non-solicitation of customers.  A copy of the Company’s Confidentiality, Inventions and Restrictive Covenants Agreement is attached as Exhibit B.  Please review and return a signed copy of the agreement along with a countersigned copy of this letter prior to the Start Date.

9.
Background Check. Because of the nature of our business, our offer of employment and any continued employment may be contingent upon the results of a background investigation, including your education, your previous employment, criminal record and other facts that we deem relevant in our sole discretion and as otherwise permitted by law.

10.
At-Will Employment.  Your employment with the Company is not for any specific period of time; instead, your employment is at all times “at-will.”  This means that you may terminate your employment with or without cause or prior notice at any time, and the Company has the same right. The at-will nature of your employment may only be changed by an express written agreement signed by an authorized officer of the Company.

11.	No Prior Agreement. These provisions expressly supersede any previous representations, oral or written, made to you by the Company or any of its representatives.
12.
Applicable Law.  Any legal issues concerning the terms and conditions of your employment will be governed by and construed in accordance with the domestic laws of the State of New Jersey, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New Jersey or any other jurisdiction) that would defer to, or cause the application of, the substantive laws of another jurisdiction.

You should review this letter and the terms and make sure that they are consistent with your expectations and understandings. If so, please sign this letter confirming your agreement to the terms. By countersigning a copy of this letter, you acknowledge that this letter and the Company’s written policies as may be in effect from time to time contain all terms of your employment and that nothing that may have been said during any conversations with Company representatives in any way supplements, alters, or modifies these terms.

Once, again, all of us at the Company are excited to have you join our team.
Sincerely,
MorphoSys US Inc.

/s/ Dr. Simon Moroney

Dr. Simon Moroney
Chairman of the Board, MorphoSys US Inc.

/s/ Jens Holstein

Jens Holstein
Treasurer, MorphoSys US Inc.

ACCEPTANCE OF OFFER:
I have read and understood and I accept all the terms of the offer of employment as set forth in the foregoing letter. I have not relied on any agreements or representations, express or implied, that are not set forth expressly in the foregoing letter, and this letter supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to the subject matter of this letter.

/s/ James Hussey
Name	James Hussey
Date	9/11/2018

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